UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
October 16, 2009

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	001-32991	05-0404671
--------------------	-------------------	--------------------
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition.

On October 20, 2009, Washington Trust Bancorp, Inc. issued a press release in which it disclosed unaudited financial information related to third quarter 2009 consolidated earnings. A copy of the press release relating to such announcement, dated October 20, 2009, is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 5.02(b) Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On October 16, 2009, John F. Treanor retired as President and Chief Operating Officer of Washington Trust Bancorp, Inc. and The Washington Trust Company.

Item 9.01 Financial Statements and Exhibits.

    (c)   Exhibits.

Exhibit No.	Exhibit
99.1	Press Release dated October 20, 2009*

*Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

		WASHINGTON TRUST BANCORP, INC.
Date: October 20, 2009	By:	/s/ David V. Devault David V. Devault Executive Vice President, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated October 20, 2009*

_____

* Filed herewith

Exhibit 99.1

[Graphic Omitted]
NASDAQ: WASH

Contact: Elizabeth B. Eckel
Senior Vice President, Marketing
Telephone: (401) 348-1309
E-mail: ebeckel@washtrust.com
Date: October 20, 2009
FOR IMMEDIATE RELEASE

Washington Trust Announces Third Quarter 2009 Earnings

Westerly, Rhode Island…Washington Trust Bancorp, Inc. (NASDAQ Global Select; symbol: WASH), parent company of The Washington Trust Company, today announced third quarter 2009 net income of $4.9 million, or 31 cents per diluted share, compared to third quarter 2008 net income of $6.0 million, or 44 cents per diluted share. For the nine months ended September 30, 2009, net income amounted to $11.3 million, or 71 cents per diluted share, compared to $18.0 million, or $1.32 per diluted share, for the same period in 2008.

Earnings in the third quarter of 2009 were influenced by the following:

- Impairment losses of $467 thousand were charged to earnings in the third quarter of 2009 for an investment security deemed to be other-than-temporarily impaired at September 30, 2009. Impairment losses of $982 thousand were recognized in the third quarter of 2008.
- The loan loss provision charged to earnings amounted to $1.8 million for the third quarter of 2009, compared to $1.1 million for the third quarter of 2008. The provision was based on management's assessment of economic and credit conditions as well as growth in the loan portfolio.
- No dividend was received from the Federal Home Loan Bank of Boston ("FHLBB") in the third quarter of 2009. Dividend income on Washington Trust's investment in FHLBB stock totaled $292 thousand in the third quarter of 2008.
- Federal Deposit Insurance Corp. ("FDIC") deposit insurance premiums for the third quarter of 2009 were up by $543 thousand from the third quarter a year earlier, reflecting higher assessment rates.

Selected Third Quarter 2009 developments:

- Wealth management revenues for the third quarter of 2009 increased $95 thousand, or 2 percent, from the second quarter of 2009. Included in second quarter amounts were seasonal tax preparation fee revenues of $339 thousand. Assets under administration increased by $287 million in the third quarter of 2009 and were less than 1 percent below the balance at September 30, 2008.

-M O R E-

- Net gains on loan sales and commissions on loans originated for others for the third quarter of 2009 were up by $352 thousand from the same quarter a year ago, due to strong residential mortgage refinancing and sales activity.
- Commercial loan growth continued at a good pace, amounting to $29 million, or 3 percent, in the third quarter of 2009. Commercial loans have increased $96 million, or 11 percent, from the balance at December 31, 2008.
- Reflecting continued weak economic conditions, nonperforming assets amounted to $27.9 million, or 0.97% of total assets, at September 30, 2009 up from $24.8 million, or 0.85% of total assets, at June 30, 2009. Nonperforming assets were $8.8 million, or 0.30% of total assets, at December 31, 2008.

John C. Warren, Washington Trust Bancorp, Inc.'s Chairman and Chief Executive Officer, stated "We are pleased with Washington Trust's third quarter performance in these challenging times. It is a testament to our sound business model and strong corporate brand that we were able to outperform market expectations during a period of continued economic uncertainty."

RESULTS OF OPERATIONS
Net interest income for the third quarter of 2009 increased $465 thousand, or 3 percent, from the second quarter of 2009 and remained essentially flat compared to the third quarter a year ago. On a year-to-date basis, net interest income increased $1.0 million, or 2 percent, from 2008. No dividend has been received from the FHLBB in 2009. Dividend income on Washington Trust's investment in FHLBB stock totaled $292 thousand and $1.1 million for the three and nine months ended September 30, 2008, respectively.

The net interest margin (annualized tax-equivalent net interest income as a percentage of average earning assets) for the third quarter of 2009 was 2.51%, up 6 basis points from the second quarter of 2009 primarily due to a 21 basis point decline in the effective rate paid on interest-bearing deposits. The quarterly net interest margin was 11 basis points lower than the third quarter a year ago. For the nine months ended September 30, 2009, the net interest margin was 2.45%, down 19 basis points from the same period a year earlier. The quarter and year-to-date decreases in net interest margin from 2008 reflect the elimination of FHLBB dividend income and margin compression, in general, on core deposit rates following the Federal Reserve's actions to reduce short-term interest rates in late 2008 and early 2009, as well as the impact of higher levels of nonaccrual loans in 2009 compared to 2008.

- M O R E -

Total noninterest income for the third quarter of 2009 decreased $1.3 million, or 10 percent, from the second quarter of 2009 and increased $447 thousand, or 4 percent, from the third quarter of 2008. Included in noninterest income in the third quarter of 2009 were impairment losses of $467 thousand for an investment security deemed to be other-than-temporarily impaired at September 30, 2009. There were no impairment losses recognized in the second quarter of 2009 while impairment losses of $982 thousand were recognized in earnings the third quarter of 2008. Excluding other-than-temporary impairment losses, noninterest income for the third quarter of 2009 declined by $799 thousand, or 6 percent, from the second quarter of 2009 and remained essentially flat compared to the third quarter of 2008. The linked-quarter decline in noninterest income, on this basis, was largely due to declines in net gains on loan sales and commissions on loans originated for others. On a year-to-date basis, total noninterest income decreased by $2.5 million, or 8 percent, from 2008. For the nine months ended September 30, 2009 and 2008, impairment losses recognized in earnings totaled $2.5 million and $3.0 million, respectively. Excluding other-than-temporary net impairment losses, noninterest income, on a year-to-date basis, declined by $3.1 million, or 8 percent, from 2008 reflecting declines in wealth management revenues and lower net realized gains on securities, which were partially offset by higher net gains on loan sales and commissions on loans originated for others.

Wealth management revenues for the third quarter of 2009 increased $95 thousand, or 2 percent, from the second quarter of 2009 and decreased $1.1 million, or 16 percent, from the third quarter a year ago. Second quarter 2009 amounts included seasonal tax preparation fee revenues of $339 thousand. For the nine months ended September 30, 2009, wealth management revenues were down $4.7 million, or 21 percent, from the same period in 2008. Wealth management revenues are largely dependent on the value of assets under administration and are closely tied to the performance of the financial markets. Assets under administration totaled $3.603 billion at September 30, 2009, up $287 million, or 9 percent, from June 30, 2009 and up $456 million, or 14 percent, from December 31, 2008. Assets under administration were down $21 million, or 1 percent, from September 30, 2008. The increase in assets under administration in 2009 was primarily due to higher valuations in the financial markets.

Net gains on loan sales and commissions on loans originated for others for the third quarter of 2009 were down by $961 thousand from the second quarter of 2009 and up by $352 thousand from the third quarter a year ago. On a year-to-date basis, net gains on loan sales and commissions on loans originated for others increased by $2.0 million from the same period in 2008, reflecting strong residential mortgage refinancing and sales activity in 2009. Also included in noninterest income were net realized gains on securities of $314 thousand and $1.9 million for the nine months ended September 30, 2009 and 2008, respectively.

- M O R E -

Noninterest expenses for the third quarter of 2009 decreased by $1.1 million, or 6 percent, from the second quarter of 2009 and increased by $721 thousand, or 4 percent, from the third quarter of 2008. FDIC deposit insurance costs for the third quarter of 2009 decreased by $1.3 million from the second quarter of 2009 and increased by $543 thousand from the third quarter a year earlier. A special FDIC assessment of $1.35 million was recorded in the second quarter of 2009. On a year-to-date basis, total noninterest expenses increased by $4.2 million, or 8 percent, from 2008, which included a $2.8 million increase in FDIC deposit insurance costs. In addition to the special assessment, the year over year increase in FDIC deposit insurance costs also reflects higher assessment rates.

Income tax expense amounted to $1.9 million and $4.4 million for the three and nine months ended September 30, 2009, respectively, as compared to $1.6 million and $7.2 million for the same periods in 2008. The effective tax rate for the third quarter and first nine months of 2009 was 27.4% and 28.1%, respectively, as compared to 21.2% and 28.5% for the same periods a year earlier.

ASSET QUALITY
Nonperforming assets (nonaccrual loans, nonaccrual investment securities and property acquired through foreclosure) amounted to $27.9 million, or 0.97% of total assets, at September 30, 2009, compared to $24.8 million, or 0.85% of total assets, at June 30, 2009. Nonperforming assets were $8.8 million, or 0.30% of total assets, at December 31, 2008. Nonaccrual loans totaled $25.2 million at September 30, 2009, up $2.5 million in the third quarter of 2009. Included in this increase was one commercial real estate loan for $2.0 million, which is secured by office buildings. Total nonaccrual loans were $7.8 million at December 31, 2008. Nonaccrual investment securities totaled $1.5 million at September 30, 2009, compared to $633 thousand at December 31, 2008. Property acquired through foreclosure or repossession amounted to $1.2 million at September 30, 2009, compared to $392 thousand at December 31, 2008. The balance at September 30, 2009 consisted of one residential property.

At September 30, 2009, total 30 day+ delinquencies amounted to $30.0 million, or 1.57% of total loans, up $4.4 million in the third quarter of 2009 and up $12.4 million from the balance at December 31, 2008, with the largest increase in the commercial loan category. Commercial loan delinquencies amounted to $22.2 million, or 2.27% of total commercial loans, at September 30, 2009, up $4.6 million in the third quarter of 2009 and up $10.6 million from the balance at December 31, 2008.

- M O R E -

Total residential mortgage and consumer loan 30 day+ delinquencies amounted to $7.9 million, or 0.84% of these loans, at September 30, 2009, down $207 thousand in the third quarter of 2009 and up $1.8 million from the balance at December 31, 2008. Total 90 day+ delinquencies in the residential mortgage and consumer loan categories amounted to $4.2 million (13 loans) and $300 thousand (6 loans), respectively, at September 30, 2009. Comparable amounts at June 30, 2009 were $3.8 million (10 loans) and $2 thousand (2 loans), respectively. At December 31, 2008, these amounts were $973 thousand (5 loans) and $77 thousand (2 loans), respectively. Washington Trust has never offered a subprime residential loan program.

The loan loss provision charged to earnings amounted to $1.8 million for the third quarter of 2009, compared to $3.0 million for the second quarter of 2009 and $1.1 million for the third quarter of 2008. For the nine months ended September 30, 2009 and 2008, the loan loss provision totaled $6.5 million and $3.0 million, respectively. The provision for loan losses was based on management's assessment of economic and credit conditions, with particular emphasis on commercial and commercial real estate categories, as well as growth in the loan portfolio. Net charge-offs amounted to $1.4 million in the third quarter of 2009, approximately equal to the second quarter of 2009. Net charge-offs were $432 thousand in the third quarter of 2008. For the nine months ended September 30, 2009 and 2008, net charge-offs totaled $3.8 million and $596 thousand, respectively.

We believe that the declining credit quality trend experienced in 2009 is primarily related to weakened national and regional economic conditions. These conditions, including high unemployment levels, may continue for the next few quarters. Management will continue to assess the adequacy of the allowance for loan losses in accordance with its established policies. The allowance for loan losses was $26.4 million, or 1.39% of total loans, at September 30, 2009, compared to $23.7 million, or 1.29% of total loans, at December 31, 2008 and $22.6 million, or 1.28% of total loans, at September 30, 2008.

FINANCIAL CONDITION
Total loans grew by $15 million in the third quarter of 2009, with growth of $49 million in the commercial real estate portfolio, offset in part by a $20 million decline in other commercial loans and a $14 million decrease in the residential loan portfolio. During the first nine months of 2009, total loans grew by $67 million, or 4 percent, with commercial real estate loan growth of $95 million, or 21 percent.

The investment securities portfolio amounted to $732.6 million at September 30, 2009, down by $44 million in the third quarter of 2009 and down by $134 million from the balance at December 31, 2008. The largest component of the investment securities portfolio is mortgage-backed securities, all of which are issued by U.S. Government agencies or U.S. Government-sponsored enterprises. At September 30, 2009, the net unrealized gain position on the investment securities portfolio was $16.2 million, including gross unrealized losses of $17.0 million. Approximately 92% of the gross unrealized losses on the investment securities portfolio were concentrated in variable rate trust preferred securities issued by financial services companies. During the third quarter of 2009, net impairment losses of $467 thousand were charged to earnings on a pooled trust preferred debt security deemed to be other-than-temporarily impaired at September 30, 2009.

Total deposits amounted to $1.894 billion at September 30, 2009, up by $10 million from June 30, 2009 and by $103 million, or 6 percent, from December 31, 2008. Excluding out-of-market brokered certificates of deposit, in-market deposits grew by $59 million, or 3 percent, during the third quarter of 2009. During the first nine months of 2009, in-market deposits increased by $189 million, or 12 percent, which included $40 million in wealth management client money market deposits previously held in outside money market funds.

FHLBB advances totaled $637 million at September 30, 2009, down by $52 million from June 30, 2009 and down by $193 million from December 31, 2008.

DIVIDENDS DECLARED

The Board of Directors declared a quarterly dividend of 21 cents per share for the quarter ended September 30, 2009. The dividend was paid on October 13, 2009 to shareholders of record on September 30, 2009.

CONFERENCE CALL

Washington Trust Chairman and Chief Executive Officer John C. Warren, and David V. Devault, Executive Vice President, Chief Financial Officer and Secretary, will host a conference call on Wednesday, October 21, 2009 at 8:30 a.m. (Eastern Time) to discuss Washington Trust's third quarter results. This call is being webcast by SNL IR Solutions and can be accessed through the Investor Relations section of the Washington Trust website, www.washtrust.com, or may be accessed by calling (800) 860-2442, or (412) 858-4600 for international callers. A replay of the call will be posted in this same location on the website shortly after the conclusion of the call. To listen to a replay of the conference call, dial (877) 344-7529 and enter Conference ID #: 434184. The replay will be available until 9:00 a.m. on October 30, 2009.

– M O R E –

BACKGROUND

Washington Trust Bancorp, Inc. is the parent of The Washington Trust Company, a Rhode Island state-chartered bank founded in 1800. Washington Trust offers personal banking, business banking and wealth management services through its offices in Rhode Island, Massachusetts and southeastern Connecticut. Washington Trust Bancorp, Inc.'s common stock trades on the NASDAQ Global Select® Market under the symbol "WASH." Investor information is available on the Washington Trust's web site: www.washtrust.com.

FORWARD-LOOKING STATEMENTS

This press release contains certain statements that may be considered "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical facts, including statements regarding our strategy, effectiveness of investment programs, evaluations of future interest rate trends and liquidity, expectations as to growth in assets, deposits and results of operations, success of acquisitions, future operations, market position, financial position, and prospects, plans, goals and objectives of management are forward-looking statements. The actual results, performance or achievements of Washington Trust could differ materially from those projected in the forward-looking statements as a result of, among other factors, changes in general national, regional or international economic conditions or conditions affecting the banking or financial services industries or financial capital markets, volatility and disruption in national and international financial markets, government intervention in the U.S. financial system, reductions in net interest income resulting from interest rate volatility as well as changes in the balance and mix of loans and deposits, reductions in the market value of wealth management assets under administration, changes in the value of securities and other assets, reductions in loan demand, changes in loan collectibility, default and charge-off rates, changes in the size and nature of the Washington Trust's competition, changes in legislation or regulation and accounting principles, policies and guidelines, and changes in the assumptions used in making such forward-looking statements. In addition, the factors described under "Risk Factors" in Item 1A of our Annual Report on Form 10-K for the fiscal year ended December 31, 2008, as filed with the Securities and Exchange Commission, may result in these differences. You should carefully review all of these factors, and you should be aware that there may be other factors that could cause these differences. These forward-looking statements were based on information, plans and estimates at the date of this press release, and Washington Trust assumes no obligation to update forward-looking statements to reflect changes in underlying assumptions or factors, new information, future events or other changes.

SUPPLEMENTAL INFORMATION – EXPLANATION OF NON-GAAP FINANCIAL MEASURES

Reported amounts are presented in accordance with U.S. generally accepted accounting principles ("GAAP"). Washington Trust's management believes that the supplemental non-GAAP information, which consists of measurements and ratios based on tangible equity and tangible assets, is utilized by regulators and market analysts to evaluate a company's financial condition and therefore, such information is useful to investors. These disclosures should not be viewed as a substitute for financial results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures which may be presented by other companies.

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED BALANCE SHEETS

		(unaudited)		
		September 30,		December 31,
(Dollars in thousands)		2009		2008
Assets:				
Cash and noninterest-bearing balances due from banks	$	28,354	$	11,644
Interest-bearing balances due from banks		15,254		41,780
Federal funds sold and securities purchased under resale agreements		–		2,942
Other short-term investments		4,398		1,824
Mortgage loans held for sale		7,099		2,543
Securities available for sale, at fair value;				
amortized cost $716,406 in 2009 and $869,433 in 2008		732,646		866,219
Federal Home Loan Bank stock, at cost		42,008		42,008
Loans:				
Commercial and other		976,322		880,313
Residential real estate		604,573		642,052
Consumer		325,670		316,789
Total loans		1,906,565		1,839,154
Less allowance for loan losses		26,431		23,725
Net loans		1,880,134		1,815,429
Premises and equipment, net		26,212		25,102
Accrued interest receivable		9,761		11,036
Investment in bank-owned life insurance		44,505		43,163
Goodwill		58,114		58,114
Identifiable intangible assets, net		9,233		10,152
Property acquired through foreclosure or repossession, net		1,186		392
Other assets		29,161		33,118
Total assets	$	2,888,065	$	2,965,466
Liabilities:				
Deposits:				
Demand deposits	$	198,712	$	172,771
NOW accounts		185,772		171,306
Money market accounts		376,100		305,879
Savings accounts		190,707		173,485
Time deposits		942,879		967,427
Total deposits		1,894,170		1,790,868
Dividends payable		3,370		3,351
Federal Home Loan Bank advances		636,660		829,626
Junior subordinated debentures		32,991		32,991
Other borrowings		20,628		26,743
Accrued expenses and other liabilities		48,100		46,776
Total liabilities		2,635,919		2,730,355
Shareholders' Equity:				
Common stock of $.0625 par value; authorized 30,000,000 shares;				
issued 16,045,829 shares in 2009 and 16,018,868 shares in 2008		1,003		1,001
Paid-in capital		82,320		82,095
Retained earnings		167,135		164,679
Accumulated other comprehensive income (loss)		2,189		(10,458)
Treasury stock, at cost; 19,185 shares in 2009 and 84,191 in 2008		(501)		(2,206)
Total shareholders' equity		252,146		235,111
Total liabilities and shareholders' equity	$	2,888,065	$	2,965,466

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(Dollars and shares in thousands, except per share amounts)	Three Months		Nine Months	
Periods ended September 30,	2009	2008	2009	2008
Interest income:				
Interest and fees on loans	$ 24,303	$ 25,520	$ 72,589	$ 74,896
Interest on securities:				
Taxable	7,028	8,504	23,065	25,222
Nontaxable	781	778	2,339	2,344
Dividends on corporate stock and Federal Home Loan Bank stock	63	407	190	1,516
Other interest income	13	128	39	318
Total interest income	32,188	35,337	98,222	104,296
Interest expense:				
Deposits	7,577	9,884	25,605	31,031
Federal Home Loan Bank advances	7,094	8,011	21,433	23,104
Junior subordinated debentures	545	524	1,503	1,371
Other interest expense	246	274	735	863
Total interest expense	15,462	18,693	49,276	56,369
Net interest income	16,726	16,644	48,946	47,927
Provision for loan losses	1,800	1,100	6,500	2,950
Net interest income after provision for loan losses	14,926	15,544	42,446	44,977
Noninterest income:				
Wealth management services:				
Trust and investment advisory fees	4,717	5,238	13,241	15,901
Mutual fund fees	1,089	1,383	2,997	4,169
Financial planning, commissions and other service fees	243	570	1,178	2,029
Wealth management services	6,049	7,191	17,416	22,099
Service charges on deposit accounts	1,257	1,215	3,571	3,583
Merchant processing fees	2,619	2,221	6,054	5,407
Income from bank-owned life insurance	451	452	1,342	1,352
Net gains on loan sales and commissions on loans originated for others	591	239	3,187	1,163
Net realized gains on securities	–	–	314	1,909
Net unrealized gains (losses) on interest rate swap contracts	92	(24)	493	121
Other income	445	278	1,329	1,148
Noninterest income, excluding other-than-temporary impairment losses	11,504	11,572	33,706	36,782
Total other-than-temporary impairment losses on securities	(2,293)	(982)	(6,537)	(2,989)
Portion of loss recognized in other comprehensive income (before taxes)	1,826	–	4,079	–
Net impairment losses recognized in earnings	(467)	(982)	(2,458)	(2,989)
Total noninterest income	11,037	10,590	31,248	33,793
Noninterest expense:				
Salaries and employee benefits	10,416	10,580	31,250	31,334
Net occupancy	1,232	1,123	3,580	3,325
Equipment	916	956	2,927	2,877
Merchant processing costs	2,213	1,857	5,136	4,523
Outsourced services	683	700	2,037	2,078
Legal, audit and professional fees	546	626	1,885	1,599
FDIC deposit insurance costs	808	265	3,602	772
Advertising and promotion	422	376	1,214	1,229
Amortization of intangibles	303	320	919	972
Other expenses	1,653	1,668	5,361	4,958
Total noninterest expense	19,192	18,471	57,911	53,667
Income before income taxes	6,771	7,663	15,783	25,103
Income tax expense	1,858	1,623	4,435	7,152
Net income	$ 4,913	$ 6,040	$ 11,348	$ 17,951
Weighted average shares outstanding – basic	16,016.8	13,409.5	15,981.3	13,383.0
Weighted average shares outstanding – diluted	16,074.5	13,588.3	16,029.5	13,564.5
Per share information:				
Basic earnings per share	$ 0.31	$ 0.45	$ 0.71	$ 1.34
Diluted earnings per share	$ 0.31	$ 0.44	$ 0.71	$ 1.32
Cash dividends declared per share	$ 0.21	$ 0.21	$ 0.63	$ 0.62

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	At or for the Quarters Ended				
(Dollars in thousands, except per share amounts)	Sept. 30, 2009	June 30, 2009	Mar 31, 2009	Dec. 31, 2008	Sept. 30, 2008
Financial Data					
Total assets	$ 2,888,065	$ 2,919,808	$ 2,947,110	$ 2,965,466	$ 2,767,882
Total loans	1,906,565	1,891,254	1,865,954	1,839,154	1,769,041
Total securities	732,646	776,435	833,959	866,219	753,456
Total deposits	1,894,170	1,883,720	1,884,324	1,790,868	1,737,251
Total shareholders' equity	252,146	242,293	238,727	235,111	184,762
Net interest income	16,726	16,261	15,959	17,586	16,644
Provision for loan losses	1,800	3,000	1,700	1,850	1,100
Noninterest income, excluding other-than-temporary impairment losses	11,504	12,303	9,899	9,675	11,572
Net impairment losses recognized in earnings	(467)	-	(1,991)	(2,948)	(982)
Noninterest expenses	19,192	20,329	18,390	18,075	18,471
Income tax expense	1,858	1,470	1,107	167	1,623
Net income	4,913	3,765	2,670	4,221	6,040
Share Data					
Basic earnings per share	$ 0.31	$ 0.24	$ 0.17	$ 0.27	$ 0.45
Diluted earnings per share	$ 0.31	$ 0.23	$ 0.17	$ 0.27	$ 0.44
Dividends declared per share	$ 0.21	$ 0.21	$ 0.21	$ 0.21	$ 0.21
Book value per share	$ 15.73	$ 15.14	$ 14.97	$ 14.75	$ 13.76
Tangible book value per share – Non-GAAP*	$ 11.53	$ 10.91	$ 10.71	$ 10.47	$ 8.80
Market value per share	$ 17.52	$ 17.83	$ 16.25	$ 19.75	$ 26.60
Shares outstanding at end of period	16,026.6	16,001.9	15,949.9	15,934.7	13,423.2
Weighted average shares outstanding – basic	16,016.8	15,983.6	15,942.7	15,765.4	13,409.5
Weighted average shares outstanding – diluted	16,074.5	16,037.4	15,997.8	15,871.6	13,588.3
Key Ratios					
Return on average assets	0.68%	0.52%	0.36%	0.59%	0.88%
Return on average tangible assets – Non-GAAP*	0.69%	0.53%	0.37%	0.60%	0.90%
Return on average equity	7.94%	6.22%	4.50%	7.31%	12.94%
Return on average tangible equity – Non-GAAP*	10.91%	8.63%	6.30%	10.25%	19.25%
Capital Ratios					
Tier 1 risk-based capital	11.06% (i)	10.98% (i)	11.00%	11.29%	9.20%
Total risk-based capital	12.31% (i)	12.23% (i)	12.25%	12.54%	10.45%
Tier 1 leverage ratio	7.68% (i)	7.53% (i)	7.35%	7.53%	6.10%
Equity to assets	8.73%	8.30%	8.10%	7.93%	6.68%
Tangible equity to tangible assets – Non-GAAP*	6.55%	6.12%	5.93%	5.76%	4.38%
(i) – estimated					
Wealth Management Assets Under Administration					
Balance at beginning of period	$ 3,316,308	$ 2,957,918	$ 3,147,649	$ 3,624,502	$ 3,923,595
Net investment (depreciation) appreciation & income	295,257	313,999	(150,855)	(466,461)	(322,953)
Net customer cash flows	(8,141)	44,391	(38,876)	(10,392)	23,860
Balance at end of period	$ 3,603,424	$ 3,316,308	$ 2,957,918	$ 3,147,649	$ 3,624,502

* - See the section labeled "Supplemental Information – Non-GAAP Financial Measures" at the end of this document.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands, except per share amounts)		Nine Months Ended		
		Sept. 30, 2009		Sept. 30, 2008
Financial Data				
Net interest income	$	48,946	$	47,927
Provision for loan losses		6,500		2,950
Noninterest income, excluding other-than-temporary impairment losses		33,706		36,782
Net impairment losses recognized in earnings		(2,458)		(2,989)
Noninterest expenses		57,911		53,667
Income tax expense		4,435		7,152
Net income		11,348		17,951
Share Data				
Basic earnings per share	$	0.71	$	1.34
Diluted earnings per share	$	0.71	$	1.32
Dividends declared per share	$	0.63	$	0.62
Weighted average shares outstanding – basic		15,981.3		13,383.0
Weighted average shares outstanding – diluted		16,029.5		13,564.5
Key Ratios				
Return on average assets		0.52%		0.90%
Return on average tangible assets – Non-GAAP*		0.53%		0.92%
Return on average equity		6.24%		12.68%
Return on average tangible equity – Non-GAAP*		8.66%		18.80%
Asset Quality Data				
Allowance for Loan Losses				
Balance at beginning of period	$	23,725	$	20,277
Provision charged to earnings		6,500		2,950
Charge-offs		(3,947)		(818)
Recoveries		153		222
Balance at end of period	$	26,431	$	22,631
Net Loan Charge-Offs				
Commercial:				
Mortgages	$	1,965	$	(41)
Construction and development		-		-
Other		1,309		472
Residential:				
Mortgages		360		42
Homeowner construction		-		-
Consumer		160		123
Total	$	3,794	$	596
Net charge-offs to average loans (annualized)		0.27%		0.05%
Wealth Management Assets Under Administration				
Balance at beginning of period	$	3,147,649	$	4,014,352
Net investment (depreciation) appreciation & income		458,401		(512,983)
Net customer cash flows		(2,626)		123,133
Balance at end of period	$	3,603,424	$	3,624,502

* - See the section labeled "Supplemental Information – Non-GAAP Financial Measures" at the end of this document.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

	For the Quarters Ended				
(Dollars in thousands, except per share amounts)	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008
Average Yields (taxable equivalent basis)					
Assets:					
Residential real estate loans	5.22%	5.38%	5.47%	5.50%	5.54%
Commercial and other loans	5.26%	5.37%	5.47%	6.19%	6.28%
Consumer loans	4.15%	4.19%	4.29%	5.00%	5.38%
Total loans	5.06%	5.17%	5.27%	5.74%	5.86%
Cash, federal funds sold					
and other short-term investments	0.28%	0.27%	0.26%	0.30%	1.63%
FHLBB stock	0.00%	0.00%	0.00%	2.50%	2.76%
Taxable debt securities	4.19%	4.21%	4.45%	4.87%	4.85%
Nontaxable debt securities	5.73%	5.80%	5.86%	5.64%	5.63%
Corporate stocks	7.02%	5.40%	0.83%	8.08%	7.97%
Total securities	4.38%	4.37%	4.26%	4.97%	4.97%
Total interest-earning assets	4.76%	4.83%	4.93%	5.41%	5.49%
Liabilities:					
NOW accounts	0.19%	0.17%	0.18%	0.17%	0.18%
Money market accounts	0.91%	0.98%	1.55%	1.91%	1.79%
Savings accounts	0.25%	0.26%	0.40%	0.48%	0.47%
Time deposits	2.74%	3.06%	3.30%	3.51%	3.68%
FHLBB advances	4.18%	4.11%	3.81%	4.05%	4.20%
Junior subordinated debentures	6.56%	5.82%	5.89%	6.13%	6.31%
Other	4.71%	4.70%	4.22%	4.20%	4.68%
Total interest-bearing liabilities	2.54%	2.66%	2.83%	3.09%	3.16%
Interest rate spread (taxable equivalent basis)	2.22%	2.17%	2.10%	2.32%	2.33%
Net interest margin (taxable equivalent basis)	2.51%	2.45%	2.39%	2.65%	2.62%

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

		Period End Balances At				
(Dollars in thousands)		9/30/2009	6/30/2009	3/31/2009	12/31/2008	9/30/2008
Loans						
Commercial:	Commercial mortgages	$ 484,478	$ 439,182	$ 412,817	$ 407,904	$ 394,085
	Construction and development	68,069	64,504	49,215	49,599	51,592
	Other	423,775	443,552	446,251	422,810	396,161
	Total commercial	976,322	947,238	908,283	880,313	841,838
Residential:	Mortgages	595,270	606,324	621,141	626,663	604,205
	Homeowner construction	9,303	12,535	15,996	15,389	14,124
	Total residential real estate	604,573	618,859	637,137	642,052	618,329
Consumer:	Home equity lines	200,512	195,612	183,058	170,662	158,837
	Home equity loans	66,439	70,806	79,881	89,297	93,690
	Other	58,719	58,739	57,595	56,830	56,347
	Total consumer	325,670	325,157	320,534	316,789	308,874
	Total loans	$ 1,906,565	$ 1,891,254	$ 1,865,954	$ 1,839,154	$ 1,769,041

(Dollars in thousands)		
	At September 30, 2009	
Commercial Real Estate Loans by Property Location	Balance	% of Total
Rhode Island, Connecticut, Massachusetts	$ 496,711	89.9%
New York, New Jersey, Pennsylvania	40,109	7.3%
New Hampshire, Maine	14,013	2.5%
Other	1,714	0.3%
Total commercial real estate loans (1)	$ 552,547	100.0%

(1) Commercial real estate loans consist of commercial mortgages and construction and development loans. Commercial mortgages are loans secured by income producing property.

(Dollars in thousands)		
	At September 30, 2009	
Residential Mortgages by Property Location	Balance	% of Total
Rhode Island, Connecticut, Massachusetts	$ 549,833	91.0%
New York, Virginia, New Jersey, Maryland, Pennsylvania, District of Columbia	21,496	3.6%
Ohio, Michigan	15,078	2.5%
California, Washington, Oregon	8,661	1.4%
Colorado, Texas, New Mexico, Utah	5,052	0.8%
Georgia	2,524	0.4%
New Hampshire, Vermont	1,350	0.2%
Other	579	0.1%
Total residential mortgages	$ 604,573	100.0%

	Period End Balances At				
(Dollars in thousands)	9/30/2009	6/30/2009	3/31/2009	12/31/2008	9/30/2008
Deposits					
Demand deposits	$ 198,712	$ 187,830	$ 170,975	$ 172,771	$ 187,839
NOW accounts	185,772	187,014	179,903	171,306	164,829
Money market accounts	376,100	356,726	377,603	305,879	298,106
Savings accounts	190,707	192,484	186,152	173,485	171,856
Time deposits	942,879	959,666	969,691	967,427	914,621
Total deposits	$ 1,894,170	$ 1,883,720	$ 1,884,324	$ 1,790,868	$ 1,737,251
Out-of-market brokered certificates of deposits					
included in time deposits	$ 102,383	$ 151,175	$ 162,463	$ 187,987	$ 187,925
In-market deposits, excluding out of market					
brokered certificates of deposit	$ 1,791,787	$ 1,732,545	$ 1,721,861	$ 1,602,881	$ 1,549,326

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)	At September 30, 2009			
Securities Available for Sale	Amortized Cost (1)	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury obligations and obligations of				
U.S. government-sponsored agencies	$ 41,555	$ 4,115	$ −	$ 45,670
Mortgage-backed securities issued by U.S. government				
agencies and U.S. government-sponsored enterprises	540,673	22,716	(1,158)	562,231
States and political subdivisions	80,664	4,680	(27)	85,317
Trust preferred securities:				
Individual name issuers	30,554	−	(11,415)	19,139
Collateralized debt obligations	5,675	−	(4,185)	1,490
Corporate bonds	13,273	1,519	−	14,792
Common stocks	658	28	−	686
Perpetual preferred stocks	3,354	161	(194)	3,321
Total securities available for sale	$ 716,406	$ 33,219	$ (16,979)	$ 732,646

(1) Net of other-than-temporary impairment losses recognized in earnings, other than such noncredit-related amounts reversed on January 1, 2009 in accordance with FASB Staff Position No. FAS 115-2 and FAS 124-2.

(Dollars in thousands)	At December 31, 2008			
Securities Available for Sale	Amortized Cost (1)	Unrealized Gains	Unrealized Losses	Fair Value
U.S. Treasury obligations and obligations of				
U.S. government-sponsored agencies	$ 59,022	$ 5,355	$ −	$ 64,377
Mortgage-backed securities issued by U.S. government				
agencies and U.S. government-sponsored enterprises	675,159	12,543	(4,083)	683,619
States and political subdivisions	80,680	1,348	(815)	81,213
Trust preferred securities:				
Individual name issuers	30,525	−	(13,732)	16,793
Collateralized debt obligations	5,633	−	(3,693)	1,940
Corporate bonds	12,973	603	−	13,576
Common stocks	942	50	−	992
Perpetual preferred stocks	4,499	2	(792)	3,709
Total securities available for sale	$ 869,433	$ 19,901	$ (23,115)	$ 866,219

(1) Net of other-than-temporary impairment losses recognized in earnings.

The following is supplemental information concerning trust preferred investment securities:

(Dollars in thousands)	At September 30, 2009					
	Credit Rating		Amortized	Unrealized		Fair
	Moody's	S&P (b)	Cost (a)	Gains	Losses	Value
Trust preferred securities:						
Individual name issuers (c):						
JPMorgan Chase & Co.	A1	BBB+	$9,711	$ –	$(3,152)	$6,559
Bank of America Corporation	Baa3	B	5,724	–	(2,067)	3,657
Wells Fargo & Company	A3	A-	5,097	–	(1,891)	3,206
SunTrust Banks, Inc.	Baa2	BB+	4,163	–	(1,989)	2,174
Northern Trust Corporation	A2	A-	1,979	–	(886)	1,093
State Street Corporation	A2	BBB+	1,967	–	(337)	1,630
Huntington Bancshares Incorporated	Baa3	B	1,913	–	(1,093)	820
Total individual name issuers			30,554	–	(11,415)	19,139
Collateralized debt obligations (CDO):						
Tropic CDO 1, tranche A4L (d)	Caa3		3,650	–	(2,359)	1,291
Preferred Term Securities [PreTSL] XXV, tranche C1 (e)	Ca		2,025	–	(1,826)	199
Total collateralized debt obligations			5,675	–	(4,185)	1,490
Total trust preferred securities			$36,229	$ –	$(15,600)	$20,629

(a) Net of other-than-temporary impairment losses recognized in earnings, other than such noncredit-related amounts reversed on January 1, 2009 in accordance with FASB Staff Position No. FAS 115-2 and FAS 124-2.

(b) Standard & Poor's ("S&P").

(c) Consists of various series of trust preferred securities issued by seven corporate financial institutions.

(d) This investment security is not rated by S&P. As of September 30, 2009, 14 of the 38 pooled institutions have invoked their original contractual right to defer interest payments. This investment security was placed on nonaccrual status as of March 31, 2009.

(e) This investment security is not rated by S&P. As of September 30, 2009, 18 of the 73 pooled institutions have invoked their original contractual right to defer interest payments. In the fourth quarter of 2008, the tranche held by Washington Trust began deferring interest payments until future periods. This investment security was placed on nonaccrual status as of December 31, 2008. During the quarter ended September 30, 2009, an adverse change occurred in the expected cash flows for this instrument indicating that, based on cash flow forecasts with regard to timing of deferrals and potential future recovery of deferred payments, default rates, and other matters, Washington Trust will not receive all contractual amounts due under the instrument and will not recover the entire cost basis of the security. The Corporation had concluded that these conditions warrant a conclusion of other-than-temporary impairment for this holding as of September 30, 2009 and recognized net impairment losses of $467 thousand in earnings in the third quarter of 2009.

The following is supplemental information concerning common and perpetual preferred stock investment securities:

(Dollars in thousands)	At September 30, 2009				
	Amortized	Unrealized			Fair
	Cost (a)	Gains	Losses		Value
Common and perpetual preferred stocks					
Common stock	$ 658	$ 28	$ –	$	686
Perpetual preferred stocks:					
Financials	2,354	161	(69)		2,446
Utilities	1,000	–	(125)		875
Total perpetual preferred stocks	3,354	161	(194)		3,321
Total common and perpetual preferred stocks	$ 4,012	$ 189	$ (194)	$	4,007

(a) Net of other-than-temporary impairment losses recognized in earnings in accordance with FASB Staff Position No. FAS 115-2 and FAS 124-2.

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)	For the Quarters Ended				
Asset Quality Data	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008
Allowance for Loan Losses					
Balance at beginning of period	$ 26,051	$ 24,498	$ 23,725	$ 22,631	$ 21,963
Provision charged to earnings	1,800	3,000	1,700	1,850	1,100
Charge-offs	(1,438)	(1,483)	(1,026)	(776)	(492)
Recoveries	18	36	99	20	60
Balance at end of period	$ 26,431	$ 26,051	$ 24,498	$ 23,725	$ 22,631
Net Loan Charge-Offs					
Commercial:					
Mortgages	$ 710	$ 794	$ 461	$ 185	$ –
Construction and development	–	–	–	–	–
Other	445	515	349	497	386
Residential:					
Mortgages	201	127	32	62	9
Homeowner construction	–	–	–	–	–
Consumer	64	11	85	12	37
Total	$ 1,420	$ 1,447	$ 927	$ 756	$ 432

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)

Asset Quality Data		Sept. 30, 2009		June 30, 2009		Mar. 31, 2009		Dec. 31, 2008		Sept. 30, 2008
Past Due Loans										
Loans 30–59 Days Past Due										
Commercial real estate	$	4,699	$	2,635	$	2,027	$	3,466	$	2,036
Other commercial loans		1,496		2,255		3,537		2,024		1,524
Residential mortgages		2,164		1,820		3,000		3,113		1,619
Consumer loans		593		1,042		419		76		77
Loans 30–59 days past due	$	8,952	$	7,752	$	8,983	$	8,679	$	5,256
Loans 60–89 Days Past Due										
Commercial real estate	$	400	$	3,537	$	194	$	6	$	143
Other commercial loans		609		514		461		785		114
Residential mortgages		569		1,324		165		1,452		296
Consumer loans		39		44		–		401		–
Loans 60-89 days past due	$	1,617	$	5,419	$	820	$	2,644	$	553
Loans 90 Days or more Past Due										
Commercial real estate	$	7,972	$	2,760	$	4,269	$	1,826	$	1,870
Other commercial loans		6,982		5,861		4,453		3,408		3,264
Residential mortgages		4,186		3,826		3,575		973		188
Consumer loans		300		2		7		77		48
Loans 90 days or more past due	$	19,440	$	12,449	$	12,304	$	6,284	$	5,370
Total Past Due Loans										
Commercial real estate	$	13,071	$	8,932	$	6,490	$	5,298	$	4,049
Other commercial loans		9,087		8,630		8,451		6,217		4,902
Residential mortgages		6,919		6,970		6,740		5,538		2,103
Consumer loans		932		1,088		426		554		125
Total past due loans	$	30,009	$	25,620	$	22,107	$	17,607	$	11,179

Washington Trust Bancorp, Inc. and Subsidiaries
SELECTED FINANCIAL HIGHLIGHTS (unaudited)

(Dollars in thousands)

Asset Quality Data	Sept. 30, 2009		June 30, 2009		Mar. 31, 2009		Dec. 31, 2008		Sept. 30, 2008	
Nonperforming Assets										
Commercial mortgages	$	8,147	$	5,995	$	4,384	$	1,942	$	1,986
Commercial construction and development		–		–		–		–		–
Other commercial		10,903		10,948		6,433		3,845		3,555
Residential real estate mortgages		5,313		5,168		4,057		1,754		962
Consumer		850		556		564		236		208
Total nonaccrual loans	$	25,213	$	22,667	$	15,438	$	7,777	$	6,711
Nonaccrual investment securities		1,490		1,881		1,928		633		–
Property acquired through foreclosure or repossession		1,186		236		170		392		113
Total nonperforming assets	$	27,889	$	24,784	$	17,536	$	8,802	$	6,824
Total past due loans to total loans		1.57%		1.35%		1.18%		0.96%		0.63%
Nonperforming assets to total assets		0.97%		0.85%		0.60%		0.30%		0.25%
Nonaccrual loans to total loans		1.32%		1.20%		0.83%		0.42%		0.38%
Allowance for loan losses to nonaccrual loans		104.83%		114.93%		158.69%		305.07%		337.22%
Allowance for loan losses to total loans		1.39%		1.38%		1.31%		1.29%		1.28%
Troubled Debt Restructured Loans										
Accruing troubled debt restructured loans										
Commercial mortgages	$	2,107	$	1,576	$	–	$	–	$	–
Other commercial		375		323		59		–		–
Residential real estate mortgages		3,520		2,190		262		263		264
Consumer		822		780		479		607		216
Accruing troubled debt restructured loans		6,824		4,869		800		870		480
Nonaccrual troubled debt restructured loans										
Other commercial		353		136		86		–		–
Residential real estate mortgages		336		367						
Consumer		7		–		7		–		–
Nonaccrual troubled debt restructured loans		696		503		93		–		–
Total troubled debt restructured loans	$	7,520	$	5,372	$	893	$	870	$	480

The following tables present average balance and interest rate information. Tax-exempt income is converted to a fully taxable equivalent basis using the statutory federal income tax rate adjusted for applicable state income taxes net of the related federal tax benefit. For dividends on corporate stocks, the 70% federal dividends received deduction is also used in the calculation of tax equivalency. Unrealized gains (losses) on available for sale securities are excluded from the average balance and yield calculations. Nonaccrual and renegotiated loans, as well as interest earned on these loans (to the extent recognized in the Consolidated Statements of Income) are included in amounts presented for loans.

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS (unaudited)

Three months ended September 30,	2009 Average Balance	2009 Interest	2009 Yield/ Rate	2008 Average Balance	2008 Interest	2008 Yield/ Rate
(Dollars in thousands)						
Assets						
Residential real estate loans	$ 616,825	$ 8,113	5.22%	$ 619,288	$ 8,629	5.54%
Commercial and other loans	969,215	12,850	5.26%	812,749	12,834	6.28%
Consumer loans	324,306	3,390	4.15%	303,745	4,106	5.38%
Total loans	1,910,346	24,353	5.06%	1,735,782	25,569	5.86%
Cash, federal funds sold						
and other short-term investments	18,962	13	0.28%	31,213	128	1.63%
FHLBB stock	42,008	–	–%	42,008	292	2.76%
Taxable debt securities	664,923	7,028	4.19%	696,815	8,504	4.85%
Nontaxable debt securities	80,667	1,166	5.73%	80,833	1,144	5.63%
Corporate stocks	5,027	89	7.02%	7,822	156	7.97%
Total securities	750,617	8,283	4.38%	785,470	9,804	4.97%
Total interest-earning assets	2,721,933	32,649	4.76%	2,594,473	35,793	5.49%
Non interest-earning assets	189,177			160,296		
Total assets	$ 2,911,110			$ 2,754,769		
Liabilities and Shareholders' Equity						
NOW accounts	$ 184,253	$ 88	0.19%	$ 166,379	$ 77	0.18%
Money market accounts	366,712	840	0.91%	303,675	1,363	1.79%
Savings accounts	194,116	122	0.25%	173,654	203	0.47%
Time deposits	944,874	6,527	2.74%	891,803	8,241	3.68%
FHLBB advances	672,746	7,094	4.18%	758,858	8,011	4.20%
Junior subordinated debentures	32,991	545	6.56%	32,991	524	6.31%
Other	20,742	246	4.71%	23,251	274	4.68%
Total interest-bearing liabilities	2,416,434	15,462	2.54%	2,350,611	18,693	3.16%
Demand deposits	201,678			187,238		
Other liabilities	45,413			30,256		
Shareholders' equity	247,585			186,664		
Total liabilities and shareholders' equity	$ 2,911,110			$ 2,754,769		
Net interest income (FTE)		$ 17,187			$ 17,100	
Interest rate spread			2.22%			2.33%
Net interest margin			2.51%			2.62%

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:
(Dollars in thousands)

Three months ended September 30,	2009	2008
Commercial and other loans	$ 50	$ 49
Nontaxable debt securities	385	366
Corporate stocks	26	41
Total	$ 461	$ 456

Washington Trust Bancorp, Inc. and Subsidiaries
CONSOLIDATED AVERAGE BALANCE SHEETS (unaudited)

Nine months ended September 30,	2009			2008		
(Dollars in thousands)	Average Balance	Interest	Yield/ Rate	Average Balance	Interest	Yield/ Rate
Assets						
Residential real estate loans	$ 633,365	$ 25,375	5.36%	$ 606,422	$ 25,183	5.55%
Commercial and other loans	927,931	37,231	5.36%	756,636	37,190	6.57%
Consumer loans	322,078	10,135	4.21%	298,136	12,662	5.67%
Total loans	1,883,374	72,741	5.16%	1,661,194	75,035	6.03%
Cash, federal funds sold						
and other short-term investments	19,520	39	0.27%	21,506	318	1.97%
FHLBB stock	42,008	–	–%	38,367	1,081	3.76%
Taxable debt securities	719,398	23,065	4.29%	684,371	25,222	4.92%
Nontaxable debt securities	80,672	3,498	5.80%	81,168	3,440	5.66%
Corporate stocks	5,707	262	6.16%	10,257	598	7.80%
Total securities	805,777	26,825	4.45%	775,796	29,260	5.04%
Total interest-earning assets	2,750,679	99,605	4.84%	2,496,863	105,694	5.65%
Non interest-earning assets	182,160			164,921		
Total assets	$ 2,932,839			$ 2,661,784		
Liabilities and Shareholders' Equity						
NOW accounts	$ 178,470	$ 242	0.18%	$ 165,551	$ 236	0.19%
Money market accounts	369,453	3,154	1.14%	315,499	5,314	2.25%
Savings accounts	186,881	422	0.30%	174,425	853	0.65%
Time deposits	960,450	21,787	3.03%	829,028	24,628	3.97%
FHLBB advances	711,575	21,433	4.03%	728,920	23,104	4.23%
Junior subordinated debentures	32,991	1,503	6.09%	29,341	1,371	6.24%
Other	21,678	735	4.53%	25,496	863	4.52%
Total interest-bearing liabilities	2,461,498	49,276	2.68%	2,268,260	56,369	3.32%
Demand deposits	184,590			174,973		
Other liabilities	44,255			29,801		
Shareholders' equity	242,496			188,750		
Total liabilities and shareholders' equity	$ 2,932,839			$ 2,661,784		
Net interest income (FTE)		$ 50,329			$ 49,325	
Interest rate spread			2.16%			2.33%
Net interest margin			2.45%			2.64%

Interest income amounts presented in the preceding table include the following adjustments for taxable equivalency:
(Dollars in thousands)

Nine months ended September 30,	2009	2008
Commercial and other loans	$ 152	$ 139
Nontaxable debt securities	1,159	1,096
Corporate stocks	72	163
Total	$ 1,383	$ 1,398

Washington Trust Bancorp, Inc. and Subsidiaries
SUPPLEMENTAL INFORMATION – Non-GAAP Financial Measures (unaudited)

				At of for the Quarters Ended		
(Dollars in thousands, except per share amounts)	Sept. 30, 2009	June 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sept. 30, 2008
Calculation of tangible book value per share					
Total shareholders' equity at end of period	$ 252,146	$ 242,293	$ 238,727	$ 235,111	$ 184,762
Less:					
Goodwill	58,114	58,114	58,114	58,114	56,117
Identifiable intangible assets, net	9,233	9,536	9,844	10,152	10,461
Total tangible shareholders' equity at end of period	$ 184,799	$ 174,643	$ 170,769	$ 166,845	$ 118,184
Shares outstanding at end of period	16,026.6	16,001.9	15,949.9	15,934.7	13,423.2
Book value per share – GAAP	$ 15.73	$ 15.14	$ 14.97	$ 14.75	$ 13.76
Tangible book value per share – Non-GAAP	$ 11.53	$ 10.91	$ 10.71	$ 10.47	$ 8.80
Calculation of tangible equity to tangible assets					
Total tangible shareholders' equity at end of period	$ 184,799	$ 174,643	$ 170,769	$ 166,845	$ 118,184
Total assets at end of period	$ 2,888,065	$ 2,919,808	$ 2,947,110	$ 2,965,466	$ 2,767,882
Less:					
Goodwill	58,114	58,114	58,114	58,114	56,117
Identifiable intangible assets, net	9,233	9,536	9,844	10,152	10,461
Total tangible assets at end of period	$ 2,820,718	$ 2,852,158	$ 2,879,152	$ 2,897,200	$ 2,701,304
Equity to assets - GAAP	8.73%	8.30%	8.10%	7.93%	6.68%
Tangible equity to tangible assets – Non-GAAP	6.55%	6.12%	5.93%	5.76%	4.38%
Calculation of return on average tangible assets					
Net income	$ 4,913	$ 3,765	$ 2,670	$ 4,221	$ 6,040
Total average assets	$ 2,911,110	$ 2,924,002	$ 2,963,985	$ 2,867,086	$ 2,754,769
Less:					
Average goodwill	58,114	58,114	58,114	56,139	50,540
Average identifiable intangible assets, net	9,379	9,686	9,995	10,302	10,615
Total average tangible assets	$ 2,843,617	$ 2,856,202	$ 2,895,876	$ 2,800,645	$ 2,693,614
Return on average assets - GAAP	0.68%	0.52%	0.36%	0.59%	0.88%
Return on average tangible assets – Non-GAAP	0.69%	0.53%	0.37%	0.60%	0.90%
Calculation of return on average tangible equity					
Net income	$ 4,913	$ 3,765	$ 2,670	$ 4,221	$ 6,040
Total average shareholders' equity	$ 247,585	$ 242,270	$ 237,522	$ 231,101	$ 186,664
Less:					
Average goodwill	58,114	58,114	58,114	56,139	50,540
Average identifiable intangible assets, net	9,379	9,686	9,995	10,302	10,615
Total average tangible shareholders' equity	$ 180,092	$ 174,470	$ 169,413	$ 164,660	$ 125,509
Return on average shareholders' equity - GAAP	7.94%	6.22%	4.50%	7.31%	12.94%
Return on average tangible shareholders' equity – Non-GAAP	10.91%	8.63%	6.30%	10.25%	19.25%

Washington Trust Bancorp, Inc. and Subsidiaries
SUPPLEMENTAL INFORMATION – Non-GAAP Financial Measures (unaudited)

	Nine Months Ended	
(Dollars in thousands)	Sept. 30, 2009	Sept. 30, 2008
Calculation of return on average tangible assets		
Net income	$ 11,348	$ 17,951
Total average assets	$ 2,932,839	$ 2,661,784
Less:		
Average goodwill	58,114	50,499
Average identifiable intangible assets, net	9,684	10,939
Total average tangible assets	$ 2,865,041	$ 2,600,346
Return on average assets - GAAP	0.52%	0.90%
Return on average tangible assets – Non-GAAP	0.53%	0.92%
Calculation of return on average tangible equity		
Net income	$ 11,348	$ 17,951
Total average shareholders' equity	$ 242,496	$ 188,750
Less:		
Average goodwill	58,114	50,499
Average identifiable intangible assets, net	9,684	10,939
Total average tangible shareholders' equity	$ 174,698	$ 127,312
Return on average shareholders' equity - GAAP	6.24%	12.68%
Return on average tangible shareholders' equity – Non-GAAP	8.66%	18.80%